FOR RELEASE: NOVEMBER 14, 2024 Attention: Business Editors VERSABANK TO PARTICIPATE IN 13TH ANNUAL ROTH TECHNOLOGY CONFERENCE IN NEW YORK CITY NOVEMBER 19-20, 2024 LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced management will participate in the 13th Annual ROTH Technology Conference to be held November 19-20, 2024 in New York City. VersaBank management will be participating in one-on-one meetings throughout the conference. The conference is exclusively for ROTH’s institutional clients and is by invitation only. Prospective attendees are encouraged to contact their ROTH sales representative or email registration@roth.com to express interest and confirm participation. About VersaBank VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X